U.S. SECURITIES AND EXCHANGE COMMISSION     OMB APPROVAL
FORM  3          WASHINGTON,  D.C.  20549            OMB  NUMBER    3235-0104
                              EXPIRES:  SEPTEMBER 30, 1998
     INITIAL  STATEMENT  OF  BENEFICIAL OWNERSHIP OF SECURITIES      ESTIMATED
AVERAGE  BURDEN
           HOURS  PER  RESPONSE    0.5
     (Print or Type Responses)     Filed pursuant to Section 16(a) of the
     Securities Exchange Act of 1934, Section 17(a) of the Public Utility
       Holding Company Act of 1935 or Section 30(f) of the Investment Company
                                 Act of 1940
1.    Name  and  Address of Reporting Person*     2.  Date of Event Re-quiring
Statement  (Month/Day/Year)       4.  Issuer Name AND Ticker or Trading Symbol
          LASERSIGHT  INCORPORATED
      PEQUOT  CAPITAL  MANAGEMENT,  INC.3                    LASE
 (Last)    (First)    (Middle)        1/1/99     5.  Relationship of Reporting
Person(s)  to  Issuer     6.  If Amendment, Date of Original  (Month/Day/Year)
                                 (Check all applicable)
     3.    IRS  or  Social  Seurity  Number  of           Director 10% Owner
     500 NYALA FARM ROAD             Reporting Person      Officer (giveX
Other  (specify                              06/12/98
             (Voluntary)               title below)
   below)1
(Street)                7.  Individual or Joint/Group Filing (Check Applicable
Lines)
               X  Form  Filed  by  One  Reporting  Person
WESTPORT,                                CT
06880                       ___Form Filed by More than One Reporting Person
  (City)  (State)  (Zip)     TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY
                                    OWNED
1.   Title of Security     2.  Amount of Securities Beneficially Owned     3.
Ownership  Form:    Direct (D) or Indirect (I)    (Instr. 5)     4.  Nature of
Indirect  Beneficial  Ownership    (Instr.  5)
(Instr.  4)          (Instr.  4)











1.   Title of Derivative Security     2.  Date Exercisable and Expiration Date
(Month/Day/Year)      3.  Title and Amount of Securities Underlying Derivative
Security          4.    Conver-sion  or  Exercise  Price of Derivative     5.
Owner-ship Form of Deri-vative Security:     6.  Nature of Indirect Beneficial
Ownership
      (Instr.  4)           (Instr. 4)           Security           (Instr. 5)
     Date Exer-cisable     Expiration Date     Title     Amount or Number of
        Direct  (D)  or  Indirect  (I)  (Instr.  5)
                                        Shares
 SERIES D CONVERTIBLE PARTICIPATING PREFERRED STOCK     6/12/98
                                  2,000,000
                   COMMON  STOCK          (2)         N/A     (I)
INVESTMENT  ADVISER    (1)








Explanation  of  Responses:
(1) THE REPORTING PERSON IS AN INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE INVESTMENT ADVISERS ACT OF 1940 AND HAS VOTING POWER AND INVESTMENT POWER WITH RESPECT TO SECURITIES IN CLIENTS' ACCOUNTS. THE REPORTING PERSON ALSO HAS, PURSUANT TO THE ISSUER'S CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS OF SERIES D CONVERTIBLE PREFERRED STOCK, THE ABILITY, WHICH IT INTENDS TO EXERCISE, TO PLACE A NOMINEE ON THE BOARD OF DIRECTORS OF THE ISSUER. THE REPORTING PERSON DISCLAIMS ANY OBLIGATION TO FILE THIS REPORT, AND THIS REPORT SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS SUBJECT TO
SECTION  16  WITH  RESPECT  EITHER  TO  THE  ISSUER  OR  SUCH  SECURITIES.
(2) THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF THESE SECURITIES, AND THIS REPORT SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH
        SECURITIES FOR THE PURPOSES OF RULE 16A-1(A)(1) OR (A)(2) OR FOR ANY OTHER PURPOSES.
(3) THIS FILING IS BEING MADE TO REFLECT THE CHANGE IN THE NAME AND ADDRESS OF THE REPORTING PERSON. THE PREVIOUS REPORTING PERSON WAS DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.
        ("DSCM"). AS OF JANUARY 1, 1999, DSCM RESTRUCTURED AND PEQUOT CAPITAL MANAGEMENT, INC., THE REPORTING PERSON IDENTIFIED ABOVE, WAS SPUN OFF. THE SECURITIES REPORTED HEREON ARE
        HELD  BY  INVESTMENT  ADVISORY  CLIENTS  OF  PEQUOT  CAPITAL.



          By:  /s/  David  J.  Malat                    2/10/99


                 **Signature of Reporting Person
                 Date


**          Intentional misstatements or omissions of facts constitute Federal
Criminal  Violations.
     See  18  U.S.C.  1001  and  15.  U.S.C.  78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See  Instruction  6  for  procedure.
Potential persons who are to respond to the collection of information contained in this form are not Required to respond unless the form displays a currently valid OMB Number.